UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ZOOZ Power Ltd. (the “Company”) previously provided notice to its shareholders of an upcoming extraordinary general meeting of shareholders of the Company to be held on Friday, September 19, 2025 at 4:00 PM (Israel time). On or about September 4, 2025, the Company commenced distributing copies of its proxy statement to its shareholders and to mail to its shareholders of record a proxy statement for such extraordinary general meeting of shareholders of the Company.

The Company is hereby providing notice of a change to the time of the upcoming extraordinary general meeting such that it will commence at 1:00 PM (Israel time). Copies of the updated notice of the extraordinary general meeting of shareholders of the Company, the proxy statement and the proxy card reflecting the updated time are attached to this Form 6-K as Exhibits 99.1, 99.2 and 99.3, respectively.

This report on Form 6-K, including its exhibits, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8, File No. 333-280741, and into the Company’s Registration Statements on Form F-3, File Nos. 333-288280 and 333-288916.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Notice of Extraordinary General Meeting of Shareholders of ZOOZ Power Ltd.
Exhibit 99.2	Proxy Statement
Exhibit 99.3	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZOOZ Power Ltd.

Date: September 9, 2025	By:	/s/ Avi Cohen
	Name:	Avi Cohen
	Title:	Executive Chairman of the Board